Exhibit 99.2

Textainer Group Holdings Limited

Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda

NOTICE OF 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 26, 2021

TO OUR SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the 2021 Annual General Meeting of Shareholders of Textainer Group Holdings Limited, a Bermuda company (“we,” “our,” “us,” or the “Company”) will be held at Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda at 1:00 p.m. (local time) on Wednesday, May 26, 2021. The 2021 Annual General Meeting of Shareholders of the Company, including any postponement or adjournment(s) thereof (the “2021 Annual Meeting”) will be held for the following purposes:

1.	To approve the election of Messrs. Olivier Ghesquiere and James Earl and Ms. Cynthia Hostetler as our Class II directors;

2.

To approve our annual audited financial statements for the fiscal year ended December 31, 2020, a copy of which is included in the enclosed 2020 Annual Report to Shareholders and will be laid before our shareholders at the 2021 Annual Meeting;

3.

To approve the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as our independent auditors for the fiscal year ending December 31, 2021 and the authorization for our Board of Directors, acting through our Audit Committee to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2021; and

4.	To transact such other business as may properly be brought before the 2021 Annual Meeting (including any postponement or adjournment(s) thereof).

The close of business on April 1, 2021 has been fixed as the record date for determining the shareholders of record entitled to notice of and to vote at the 2021 Annual Meeting (including any postponement or adjournment(s) thereof).

Whether or not you plan to attend the 2021 Annual Meeting, in order to ensure that your shares will be voted in accordance with your wishes and that the presence of a quorum at the 2021 Annual Meeting may be assured, please promptly complete, sign, date and promptly return the enclosed proxy card in the enclosed envelope. The proxy card must be properly dated, signed and returned in order to be counted. You can also submit your proxy to vote your shares via the Internet or by telephone as provided in the instructions set forth on the enclosed proxy card. Following submission of your signed proxy, you may revoke your signed proxy at any time before it is voted by: (i) delivering to the Secretary of the Company at Textainer Group Holdings Limited, Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda, a written statement revoking such proxy, (ii) executing and delivering a later-dated proxy, or (iii) voting in person at the 2021 Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the 2021 Annual Meeting to be held on May 26, 2021. The Company’s proxy materials for the 2021 Annual Meeting, including this notice, the accompanying proxy statement and the accompanying form of proxy card, along with the Company’s 2020 Annual Report to Shareholders, are available at www.textainer.com.

By Order of the Board of Directors,

Adam Hopkin
Secretary

Hamilton, Bermuda

April 27, 2021

Textainer Group Holdings Limited

PROXY STATEMENT

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 26, 2021

This Proxy Statement is being furnished in connection with the solicitation on behalf of the Board of Directors of Textainer Group Holdings Limited, a Bermuda company (“we,” “our,” “us,” or the “Company”) of proxies to be voted at the 2021 Annual General Meeting of Shareholders to be held at Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda, at 1:00 p.m. (local time) on Wednesday, May 26, 2021, including any postponement or adjournment(s) thereof (the “2021 Annual Meeting”). The 2021 Annual Meeting will be held for the purposes set forth in the accompanying Notice of 2021 Annual General Meeting of Shareholders and as more specifically described in this Proxy Statement. This Proxy Statement, the accompanying Notice of 2021 Annual General Meeting of Shareholders, the accompanying form of proxy card and our 2020 Annual Report to Shareholders are being first mailed to shareholders on or about April 27, 2021. These proxy materials are also available for viewing at www.textainer.com.

The close of business on April 1, 2021 has been fixed as the record date for determining the shareholders of record (“Shareholders”) of our common shares, $0.01 par value per share (“Common Shares”) entitled to notice of and to vote at the 2021 Annual Meeting (including any postponement or adjournment(s) thereof). As of March 31, 2021, there were 50,092,911 Common Shares issued and outstanding. Common Shares are our only class of equity securities issued and outstanding and entitled to vote at the 2021 Annual Meeting. Each Shareholder is entitled to one vote on each matter to be voted upon by the Shareholders at the 2021 Annual Meeting for each Common Share held by such Shareholder.

At the 2021 Annual Meeting, two or more persons present in person at the start of the 2021 Annual Meeting and representing in person or by proxy in excess of 50% of the total issued voting shares in the Company shall form a quorum for the transaction of business at the 2021 Annual Meeting.

At the 2021 Annual Meeting, Shareholders will receive the report of KPMG LLP, our independent auditors, and may be asked to consider and take action with respect to such other matters as may properly come before the 2021 Annual Meeting.

Adoption of each proposal set forth in the accompanying Notice of 2021 Annual General Meeting of Shareholders and as more specifically described in this Proxy Statement requires the affirmative vote of a majority of the votes cast at the 2021 Annual Meeting.

In this Proxy Statement, unless otherwise specified, all monetary amounts are in U.S. dollars.

SOLICITATION AND REVOCATION

PROXY CARDS IN THE FORM ENCLOSED WITH THIS PROXY STATEMENT ARE BEING SOLICITED ON BEHALF OF OUR BOARD OF DIRECTORS. OUR BOARD OF DIRECTORS HAS DESIGNATED THE PERSON(S) NAMED IN THE ACCOMPANYING FORM OF PROXY CARD AS A PROXY. Each such person designated as a proxy serves as a director and/or executive officer of the Company.

Each Common Share represented by a properly executed proxy that is returned and not revoked will be voted in accordance with the instructions, if any, given thereon and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2021 Annual Meeting. If no instructions are provided in a properly executed proxy, it will be voted FOR the approval of the election of each of the nominees identified in this Proxy Statement as a Class II director of the Company (Proposal One), and FOR the approval of each of Proposals Two, and Three. Any Shareholder who executes a proxy may revoke it at any time before it is voted by: (i) delivering to the Secretary of the Company at Textainer Group Holdings Limited, Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda, a written statement revoking such proxy, (ii) executing and delivering a later-dated proxy, or (iii) voting in person at the 2021 Annual Meeting. Attendance at the 2021 Annual Meeting by a Shareholder who has executed and delivered a proxy to us shall not in and of itself constitute a revocation of such proxy. For Common Shares held in “street name” by a broker, bank or other nominee, new voting instructions must be delivered to the broker, bank or nominee prior to the 2021 Annual Meeting.

If within half an hour from the time appointed for the 2021 Annual Meeting a quorum is not present, then the 2021 Annual Meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Secretary of the Company may determine. Unless the 2021 Annual Meeting is adjourned to a specific date, place and time announced at the 2021 Annual Meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned 2021 Annual Meeting shall be given to each Shareholder entitled to attend and vote thereat in accordance with the Company’s bye-laws as currently in effect.

We will bear the cost of solicitation of proxies. We have not engaged a proxy solicitation agent. Solicitation may be made by our directors, officers and employees personally, by telephone, Internet or otherwise, but such persons will not be specifically compensated for such services. We may also make, through bankers, brokers or other persons, a solicitation of proxies of beneficial holders of Common Shares. Upon request, we will reimburse brokers, dealers, banks or similar entities acting as nominees for reasonable expenses incurred in forwarding copies of the proxy materials relating to the 2021 Annual Meeting to the beneficial owners of Common Shares which such persons hold of record.

TABLE OF CONTENTS
Page
BENEFICIAL OWNERSHIP OF COMMON SHARES BY MAJOR SHAREHOLDERS AND MANAGEMENT	4

PROPOSAL ONE—APPROVAL OF THE ELECTION OF OUR CLASS II DIRECTORS	7

Directors and Senior Management	7

Board Practices	11

Environmental and Social Matters	12

Board and Committee Meetings	12

Director and Senior Management Compensation	12

Vote Required	17

PROPOSAL TWO—APPROVAL OF ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020	18

Vote Required	18

PROPOSAL THREE—APPROVAL OF THE RE-APPOINTMENT OF KPMG LLP TO ACT AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2021 AND THE AUTHORIZATION FOR OUR BOARD OF DIRECTORS, ACTING THROUGH OUR AUDIT COMMITTEE, TO FIX THE REMUNERATION OF OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2021	19

Independent Auditors Fees and Services	19

Vote Required	19

OTHER MATTERS	20

BENEFICIAL OWNERSHIP OF COMMON SHARES

BY MAJOR SHAREHOLDERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of our Common Shares as of March 31, 2021 by:

•	each person or entity that we know beneficially owns more than 5% of our issued and outstanding Common Shares;

•	each director, director nominee and executive officer; and

•	all of our directors, director nominees and executive officers as a group.

For the purposes of the following table, beneficial ownership of our Common Shares is determined in accordance with the rules of the United States Securities and Exchange Commission (the “SEC”) and generally includes any Common Shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our Common Shares is based on 50,092,911 Common Shares issued and outstanding on March 31, 2021. We do not believe that we are directly or indirectly owned or controlled by any foreign government. The voting rights of our Common Shares held by major shareholders are the same as the voting rights of Common Shares held by all other shareholders. We are unaware of any arrangement that might result in a change of control of the Company.

	Number of Common Shares Beneficially Owned
Holders	Shares (1)	% (2)
5% or More Shareholders
Coronation Asset Management (Pty) Ltd. (3)	5,642,419	11.3%
Dimensional Fund Advisors LP (4)	2,898,338	5.8%
Massachusetts Financial Services Company (5)	2,719,033	5.4%
Isam K. Kabbani (6)	2,579,230	5.1%

Directors and Executive Officers
John A. Maccarone (7)	1,559,123	3.1%
Olivier Ghesquiere	424,833	*
Robert D. Pedersen	286,539	*
Michael K. Chan	117,852	*
Hyman Shwiel	44,245	*
Dudley R. Cottingham (8)	42,245	*
David M. Nurek (9)	40,816	*
Hennie Van der Merwe (9)	23,223	*
Grace Tang	6,944	*
James Earl	—	*
Cynthia Hostetler	—	*
Current directors and executive officers (11 persons) as a group	2,545,820	5.1%

* Less than 1%.

(1)

Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person, even if not vested. Common Shares beneficially owned include the following share options and restricted share units:

	Grant Date
	11/16/2011 to
	11/19/2014 (10)		5/19/2016	11/30/2016	5/18/2017	11/30/2017	11/30/2018	11/30/2019	5/28/2020	8/26/2020	10/01/2020
Share options
Exercise price	$ $	28.05 to 38.36	$12.23	$9.70	$9.75	$22.95	$11.15	$9.13	N/A	N/A	N/A
Expiration date		11/15/2021 to 11/12/2024	5/19/2026	11/30/2026	5/18/2027	11/30/2027	11/30/2028	11/30/2029	N/A	N/A	N/A
Robert D. Pedersen		93,230	—	36,029	—	—	—	—	—	—	—
Michael K. Chan		—	—	—	3,750	4,750	20,000	20,000	—	—	—
Olivier Ghesquiere		—	10,000	19,200	—	17,760	40,000	40,000	—	—	—

Performance restricted share units
Olivier Ghesquiere		—	—	—	—	—	—	—	—	—	72,957
Michael K. Chan		—	—	—	—	—	—	—	—	—	21,887

Restricted share units
John A. Maccarone		—	—	—	—	—	—	—	9,604	—	—
Olivier Ghesquiere		—	—	—	—	4,440	20,000	30,000	—	—	22,274
Robert D. Pedersen		—	—	—	—	—	—	—	9,604	—	—
Michael K. Chan		—	—	—	937	1,187	10,000	15,000	—	—	6,682
Hyman Shwiel		—	—	—	—	—	—	—	9,604	—	—
Dudley R. Cottingham		—	—	—	—	—	—	—	9,604	—	—
David M. Nurek		—	—	—	—	—	—	—	9,604	—	—
Hennie Van der Merwe		—	—	—	—	—	—	—	9,604	—	—
Grace Tang		—	—	—	—	—	—	—	—	6,944	—

(2)

Percentage ownership is based on 50,092,911 total shares outstanding as of March 31, 2021. There are 17,486,112 common shares issued and outstanding in a secondary, or dual, listing of our common shares on the JSE in South Africa under the symbol “TXT”.

(3)

Based on the Schedule 13G filed with the SEC on February 10, 2021 by Coronation Asset Management (Pty) Ltd. (a South African company), it had sole voting and dispositive power over the 5,642,419 shares it beneficially owned as of December 31, 2020.

(4)

Based on the Schedule 13G filed with the SEC on February 16, 2021 by Dimensional Fund Advisors LP (a Delaware limited partnership), it had sole voting power over 2,714,630 shares and sole power to direct the disposition of 2,898,338 shares it beneficially owned as of December 31, 2020.

(5)

Based on the Schedule 13G filed with the SEC on February 11, 2021 by Massachusetts Financial Services Company (a Delaware company) it had sole voting and dispositive power over the 2,719,033 shares it beneficially owned as of December 31, 2020.

(6)

Based on the Schedule 13G filed with the SEC on February 12, 2021 by Mr. Isam K. Kabbani, he had sole voting and dispositive power over the 2,579,230 shares held by Delmas Invest Holdings S.A (a Saudi Arabia company) over which Mr. Kabbani has beneficial ownership.

(7)	Includes 1,205,100 shares held by the Maccarone Family Partnership L.P. and 341,969 shares held by the Maccarone Revocable Trust.
(8)	Includes 32,641 shares held by Caribbean Dream Limited, a company owned by a trust in which Mr. Cottingham is the principal beneficiary.
(9)

Mr. Nurek and Mr. Van der Merwe are members of our board of directors and board of directors of Trencor Limited (“Trencor”). As of December 31, 2019, Trencor held 5.3% or 3.0 million of the Company’s common shares. In June 2020, Trencor distributed these 3.0 million shares in the Company to Trencor’s own shareholders and no longer owned any shares in the Company.

(10)

Robert Pedersen’s outstanding share options that were granted during 2011 to 2014 are comprised of 16,500 shares of $28.54 exercise price, 23,000 shares of $28.05 exercise price, 26,000 shares of $38.36 exercise price and 27,820 shares of $34.14 exercise price that were granted on 11/16/2011, 11/14/2012, 11/14/2013 and 11/19/2014, respectively. Expiration date is ten years from the respective grant date.

PROPOSAL ONE

APPROVAL OF THE ELECTION OF OUR CLASS II DIRECTORS

At the 2021 Annual Meeting, Shareholders will be asked to approve the election of each of Messrs. Olivier Ghesquiere and James Earl and Ms. Cynthia Hostetler as Class II directors of the Company. In accordance with our bye-laws as currently in effect, our Board of Directors is elected annually on a staggered basis, with each director holding office until the annual general meeting for the year in which such director’s term expires, except in the event of his or her death, resignation, removal or earlier termination of office. Our bye-laws as currently in effect provide for a classified Board of Directors, divided into three classes, which are designated as Class I, Class II and Class III. At each such annual general meeting of shareholders, directors in the class whose term expires at that annual general meeting of shareholders are elected for three-year terms. Directors may be re-elected when their term of office expires.

Mr. David M. Nurek, Mr. Robert D. Pedersen and Ms. Grace Tang are currently designated Class III directors, each of whom holds office until our 2023 annual general meeting of shareholders. Messrs. Olivier Ghesquiere and Hennie van der Merwe are currently designated as Class II directors, each of whom holds office until the 2021 annual general meeting of shareholders. Messrs. John A. Maccarone, Dudley R. Cottingham and Hyman Shwiel are currently designated as Class I directors, each of whom holds office until our 2022 Annual Meeting.

The terms of the Class II directors are set to expire at the 2021 Annual Meeting. Mr. Hennie van der Merwe has determined to retire from the Board of Directors and is not standing for re-election at the expiration of his term in May 2021. Based upon the recommendation of the Corporate Governance and Nominating Committee of our Board of Directors, our Board of Directors has nominated Mr. Olivier Ghesquiere to stand for re-election and has determined to increase the size of the Board of Directors to nine members and has nominated Mr. James Earl and Ms. Cynthia Hostetler to fill the two vacancies on the Board of Directors, in each case, as a Class II director of the Company, at the 2021 Annual Meeting. Proposal One calls for a vote FOR the approval of the election of each of Messrs. Olivier Ghesquiere and James Earl and Ms. Cynthia Hostetler as a Class II director of the Company at the 2021 Annual Meeting. If elected at the 2021 Annual Meeting, each of Messrs. Olivier Ghesquiere and James Earl and Ms. Cynthia Hostetler will each serve for a three-year term expiring at our 2024 annual general meeting of shareholders, subject to his or her office being vacated earlier.

Biographical information relating to the directors and director nominees under Proposal One is presented in this Proxy Statement below under “Directors and Senior Management—Directors.”

Directors and Senior Management

The following table sets forth information regarding our executive officers, directors and director nominees as of April 1, 2021. The business address of each of our executive officers is c/o Textainer Equipment Management (U.S.) Limited, 650 California Street, 16th Floor, San Francisco, California 94108, United States. The business address for each of our non-management directors is Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda.

In December 2019, we commenced a secondary, or dual, listing of our common shares on the JSE in Johannesburg, South Africa under the symbol “TXT”. Promptly following our dual listing, Trencor distributed approximately 24.3 million of its shares in the Company to Trencor’s own shareholders and those shares are trading on the JSE. In June 2020, Trencor distributed its remaining 3.0 million shares or approximately 5.3% of our outstanding share capital to Trencor’s own shareholders and these shares are trading on the JSE. Following the June 2020 distribution of shares, Trencor no longer holds any shares in the Company.

Executive Officers and Directors	Age	Position
Hyman Shwiel (1)(2)(3)	76	Chairman
Olivier Ghesquiere	54	Director, President and Chief Executive Officer
Dudley R. Cottingham (1)(2)(3)	69	Director
John A. Maccarone (2)(3)	76	Director
David M. Nurek (1)(2)(3)(4)	71	Director
Hennie Van der Merwe (5)	73	Director
Robert D. Pedersen	61	Director
Grace Tang (1)	61	Director
James Earl	64	Director Nominee
Cynthia Hostetler	58	Director Nominee
Michael K. Chan	58	Executive Vice President and Chief Financial Officer

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Chairman of Trencor. Following the June 2020 unbundling of the remaining shares, Trencor no longer hold any share interest in the Company.
(5)	Chief Executive Officer and Director of Trencor. Following the June 2020 unbundling of the remaining shares, Trencor no longer hold any share interest in the Company.

Certain biographical information about each of these individuals is set forth below.

Directors

Hyman Shwiel has been a member of our board of directors since September 2007. Mr. Shwiel was a partner with Ernst & Young LLP for 25 years. He served during that period in various roles, including Area Managing Partner and as National Director of Enterprise and Professional Risk. Upon his retirement in 2005, he became a consultant to Ernst & Young until 2007. Mr. Shwiel holds a C.T.A. and a M.B.A. from the University of Cape Town and is a Chartered Accountant (South Africa) and a CPA.

Olivier Ghesquiere was appointed President and Chief Executive Officer and to our board of directors in August 2018. Mr. Ghesquiere served as our Executive Vice President – Leasing from January 2017 to August 2018, responsible for worldwide sales and marketing related activities and operations. Mr. Ghesquiere served as our Senior Vice President – Marketing and Sales since December 2015. Mr. Ghesquiere worked at Groupe Ermewa S.A. as Chief Operating Officer and then Chief Executive Officer from January 2009 through February 2015 where he was responsible for growing the railcar and locomotive fleet to become the second largest in Europe. During that time Mr. Ghesquiere was also chairman of Eurotainer SA for which he was the Managing Director from April 2004 through December 2008 where he developed their tank container business focusing on higher value segments of the market. Mr. Ghesquiere has served as Vice Chairman and chairman of the International Tank Container Organization (ITCO) leasing committee from 2006 through 2010. Mr. Ghesquiere holds a degree in Applied Economics from the Louvain School of Management, Belgium.

Dudley R. Cottingham has been a member of our board of directors since December 1993 and served as assistant Secretary and/or secretary between December 1993 and October 2007. He has also served in the past as president of certain of our subsidiaries and continues to serve as a director of our Bermuda subsidiaries. Mr. Cottingham has over 35 years of experience in public accounting for a variety of international and local clients. He is a director and the audit committee chairman of Bermuda Press (Holdings) Ltd., a newspaper publishing and commercial printing company listed on the Bermuda Stock Exchange and is chairman of the listing committee of the Bermuda Stock Exchange. He is chairman and an Investment and Operational

Committee member of the Aurum Funds which are listed on the Bermuda Stock Exchange. He was a managing director of and was formerly a partner of Arthur Morris & Company Limited, a provider of audit and accounting services for international clients, since 1982. Mr. Cottingham is currently a consultant and had served as vice president and director of Continental Management Ltd., a Bermuda company providing corporate representation, administration and management services, since 1982 and a director of Continental Trust Corporation Ltd., a Bermuda company that provides corporate and individual trust administration services, since 1994. He is a director of Morris, Cottingham & Co. Ltd. and their other group companies in Turks & Caicos Islands. Mr. Cottingham is a Chartered Accountant.

John A. Maccarone served as our President and Chief Executive Officer from January 1999 until October 2011 when he retired from Textainer and as a member of our board of directors since December 1993. Mr. Maccarone co-founded Intermodal Equipment Associates, a marine container leasing company based in San Francisco, and held a variety of executive positions with the company from 1979 until 1987, when he joined the Textainer Group as President and Chief Executive Officer of TEML, now a subsidiary of our company. From 1977 through 1978, Mr. Maccarone was Director of Marketing based in Hong Kong for Trans Ocean Leasing Corporation, a San Francisco-based company. From 1969 to 1976, Mr. Maccarone was a marketing representative for IBM Corporation in Chicago, Illinois. From 1966 to 1968, he served as a Lieutenant in the U.S. Army Corps of Engineers in Thailand and Virginia. Mr. Maccarone holds a B.S. in Engineering Management from Boston University and an M.B.A. from Loyola University of Chicago.

David M. Nurek of Trencor in November 1992 and as a non-executive member of its board of directors in July 1995. He is chairman of Trencor and a member of Trencor’s audit, remuneration, social and ethics, risk and governance committees. In August 2019, Mr. Nurek retired from his position as an executive of Investec Bank Limited, a subsidiary of Investec Limited, which is listed on the JSE. Investec Limited has entered into a dual listed company structure with Investec plc, which is quoted on the London Stock Exchange (collectively, the “Investec Group”). He was the regional chairman of Investec Limited’s various businesses in the Western Cape, South Africa, and also the Investec Group’s worldwide head of legal risk. Prior to joining Investec Limited in June 2000, Mr. Nurek served as chairman of the South African legal firm Sonnenberg Hoffmann & Galombik, which has since changed its name to Edward Nathan Sonnenbergs Inc. Mr. Nurek serves as a non-executive on the boards of directors of various listed and unlisted companies in South Africa and holds a Diploma in Law and a Graduate Diploma in Company Law from the University of Cape Town and completed a Program of Instruction for Lawyers at Harvard Law School and a Leadership in Professional Services Firms program at Harvard Business School.

Hennie Van der Merwe has been a member of our board of directors since August 2017 and between March 2003 to 2011. Mr. Van der Merwe joined Trencor in 1997 and began serving as a director of Trencor in 1998. He was appointed the Chief Executive Officer of Trencor in August 2017 and a member of Trencor’s risk and governance committees. Mr. Van der Merwe also serves as non-executive chairman of the board of Master Drilling Group Limited and as a non-executive director of Bell Equipment Limited, both of which are listed on the JSE. From 1984 to 1991, he held various senior executive positions in the banking sector in South Africa, lastly as chief executive officer of Senbank, the corporate/merchant banking arm of Bankorp Group Ltd. From 1991 to 1998, Mr. Van der Merwe served as deputy chairman for Waco International Ltd., an international industrial group listed on the JSE with subsidiaries listed on the Sydney and London Stock Exchanges. Prior to entering the business world, Mr. Van der Merwe practiced as an attorney at law in Johannesburg, South Africa. Mr. Van der Merwe holds Bachelor of Arts and L.L.B degrees in Law from the University of Stellenbosch in South Africa, and a Master of Law in Tax Law from the University of the Witwatersrand in South Africa.

Robert D. Pedersen has been a member of our board of directors since April 2017. Mr. Pedersen was appointed President and Chief Executive Officer of TEML, our management company, in October 2011 and retired on March 31, 2017. Mr. Pedersen served as our Executive Vice President responsible for worldwide sales and marketing related activities and operations since January 2006. Mr. Pedersen was Senior Vice President of our leasing group from 1999 to 2005. From 1991 to 1999, Mr. Pedersen held several positions within our company, and from 1978 through 1991, he worked in various capacities for Klinge Cool, a manufacturer of refrigerated container cooling units, XTRA, a container lessor, and Maersk Line, a container shipping line. Mr. Pedersen is a graduate of the A.P. Moller Shipping and Transportation Program and the Merkonom Business School in Copenhagen, where he majored in Company Organization.

Grace Tang has been a member of our board of directors since August 2020. Ms. Tang was a partner with PwC for 22 years until her retirement in 2020. She served on the Board of Partners of the PwC China, Hong Kong, Taiwan and Singapore firms. She served as the leader of the Industrial Products sector and also the multinational client practice in China where she assisted domestic Chinese and international clients. Ms. Tang serves as an instructor of the Masters of Business Administration and Master of Professional Accounting degree programs at the Peking University. Ms. Tang is a US certified public accountant, a member of the American Institute of Certified Public Accountants, and a fellow of the Hong Kong Institute of Certified Public Accountants. Ms. Tang has a B.S. from the University of Utah and an M.B.A. from Utah State University.

James Earl is a nominee for membership on our board of directors. Mr. Earl was an executive with GATX Corporation, a publicly-traded lessor of railcars, from 1988 to 2018, ultimately serving as Executive Vice President, President of its Rail International division and CEO of GATX’s American Steamship Company. Previously Mr. Earl held management positions with the Soo Line Railroad and Southern Pacific Transportation Company. Mr. Earl serves on the Board of Directors of Harsco Corporation, a NYSE listed global market leader providing environmental solutions for industrial and specialty waste streams, and innovative technologies for the rail sector. Mr. Earl has a B.S. from Washington University in St. Louis and an M.B.A. from the Wharton School at the University of Pennsylvania.

Cynthia Hostetler is a nominee for membership on our board of directors. Ms. Hostetler serves as a Trustee of Invesco Ltd. and is a member of the boards of TriLinc Global Fund, an impact investment company, Vulcan Materials Company, an NYSE listed producer of construction aggregates and Resideo Technologies, Inc., an NYSE listed manufacturer and distributor of security, energy efficiency and control systems for homes. Ms. Hostetler also has served on the board of the Investment Company Institute since 2018. From 2001 to 2009, Ms. Hostetler served as Head of Investment Funds and Private Equity at the Overseas Private Investment Corporation (OPIC). She also served on the Board of Directors of Edgen Group, a global energy infrastructure company, prior to its acquisition by Sumitomo and the Board of Directors of Genesse & Wyoming, Inc. prior to its sale. Additionally, she has served as President and a member of the Board of Directors of First Manhattan Bancorporation, a bank holding company in the Midwest. She began her career as a corporate lawyer with Simpson Thacher & Bartlett in New York. Ms. Hostetler has a J.D. from the University of Virginia and a B.A. from Southern Methodist University.

Executive Officers

For certain biographical information about Olivier Ghesquiere, see “Directors” above.

Michael K. Chan was appointed Executive Vice President and Chief Financial Officer (CFO) in September 2018. Mr. Chan served as our Vice President and Senior Vice President of Finance from April 2017 through August 2018, responsible for overseeing treasury, investor relations, accounting, financial reporting, and financial planning and analysis. Mr. Chan also served as a Controller from 1994 to 2006. Prior to re-joining the company in 2017, Mr. Chan was CFO at Ygrene Energy Fund from 2015 to 2017, a market-leading specialty finance company, where he raised nearly $1 billion in capital and achieved the industry’s first AAA rating on the company’s senior notes. From 2011 to 2015, Mr. Chan worked as Senior Director of Treasury and Capital Markets for The Cronos Group, a leading global container leasing company which was acquired by Shenzhen Stock Exchange listed Bohai Leasing Company. Before that, Mr. Chan held the CFO position at The Chartres Lodging Group from 2006 to 2011, where he was instrumental in executing key acquisitions and sales for the hotel investment and asset management company. Mr. Chan joined Coopers & Lybrand in 1989, now PricewaterhouseCoopers (PwC) and held the position of Audit Manager. Mr. Chan is a member of the American Institute of Certified Public Accountants (AICPA) and holds a B.S. in Business Administration – Accounting from California State University East Bay.

Board Practices

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of the New York Stock Exchange’s (“NYSE”) corporate governance practices, other than the establishment of a formal Audit Committee satisfying the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and notification of non-compliance with NYSE listing requirements. The practices that we follow in lieu of the NYSE’s corporate governance rules are described below.

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We are not required under Bermuda law to maintain a board of directors with a majority of independent directors. However, as of March 2021 seven of our eight current directors are independent, as that term is defined by the NYSE. Our Board of Directors have determined that James Earl and Cynthia Hostetler, the new director nominees for election as Class II directors will be independent directors if elected.

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We are not required by Bermuda law to hold regular meetings of the board of directors at which only independent directors are present. However, we regularly hold non-executive sessions of our board of directors, where Mr. Ghesquiere, our President and Chief Executive Officer is not present.

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Under Bermuda law, compensation of executive officers does not need to be determined by an independent committee. We have established a compensation committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the 2019 Share Incentive Plan (the “2019 Plan”). All members of our compensation committee are independent, as that term is defined by the NYSE. The members of our compensation committee are Messrs. Cottingham, Maccarone, Nurek and Shwiel. Our board of directors has also adopted a compensation committee charter.

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We have established an audit committee responsible for (i) advising the board regarding the selection of independent auditors, (ii) overseeing the Company’s accounting and financial reporting processes, (iii) evaluating our internal controls, and (iv) overseeing compliance with policies and legal requirements with respect to financial reporting. Our audit committee need not comply with the NYSE’s requirements that the audit committee have a minimum of three members or the NYSE’s standards of independence for domestic issuers. Our audit committee has four members, Mr. Cottingham, Mr. Nurek, Ms. Tang and Mr. Shwiel. Our Board determined that all members of the Audit Committee are independent as that term is defined in Rule 10A-3 under the Exchange Act. Our board of directors has also adopted an audit committee charter.

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We have established a corporate governance and nominating committee, although this committee is not comprised solely of independent directors, as would be required of a domestic issuer. Our corporate governance and nominating committee has four members, Messrs. Cottingham, Maccarone, Nurek, and Shwiel. All members of our corporate governance and nominating committee satisfy the NYSE’s standards for director independence. Our board of directors has also adopted a corporate governance and nominating committee charter.

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Under Bermuda law, we are not required to obtain shareholder consent prior to issuing securities or adopting share compensation plans. Nonetheless, we sought and received the approval of our shareholders for our 2007 Share Incentive Plan (the “2007 Plan”) on September 4, 2007 on May 21, 2015 we received shareholder approval for the amendment and restatement of our 2007 Share Incentive Plan as the 2015 Share Incentive Plan, and on May 23, 2019 we received shareholder approval for the amendment and restatement of our 2015 Share Incentive Plan as the 2019 Share Incentive Plan. We are also required under Bermuda law to obtain the consent of the Bermuda Monetary Authority for the issuance of securities in certain circumstances.

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Under Bermuda law, we are not required to adopt corporate governance guidelines or a code of business conduct. Nonetheless, we have adopted both corporate governance guidelines and a code of business conduct.

Environmental and Social Matters

Our Board and Management are mindful of the Company’s environmental and social footprint. Container shipping has been a key element in furthering world trade and related economic development. Containerization and the use of ever larger vessels have a significantly lower environmental footprint than other forms of shipping such as air freight and we are proud that our container fleet and business have enabled the continued growth of the industry. Additionally, at the end of container’s useful life at sea, they are not sent to landfills and have a myriad of additional uses, including as construction sheds, static storage and as shelter or housing. Containers used for these purposes have a positive environmental benefit by reducing the need to use new materials to create these storage or housing solutions.

We are an active member in industry groups such as the International Institute of Container Lessors that participate in industry projects such as the evaluation and development of more environmentally friendly container flooring that use bamboo rather than endangered hardwoods. We worked closely with container factories and others in the industry to complete the shift to container flooring that uses farmed wood, such as larch, birch, eucalyptuses and bamboo and we are also supporting industry efforts to implement a floor design which would reduce approximately 30% of the wood content (by substituting steel for wood). The new floor design should commence production in late 2021 or early 2022. We support industry efforts to explore other flooring materials such as orientated strand board and the use of recycled materials. We have also worked with and supported our container suppliers’ transition to the use of waterborne paint that does not use harmful solvents in the drying process. This occurred about four years ago for dry freight containers and the transition is now occurring for refrigerated containers.

Board and Committee Meetings

In 2020, our Board of Directors held eleven meetings and all current members of the Board attended each meeting occurring during their tenure. In 2020, our Audit Committee held eight meetings, our Compensation Committee held four meetings and our Corporate Governance and Nominating Committee held one meeting. All current committee members attended 100% of the applicable committee meetings during their tenure.

Senior Management Compensation

Compensation Objectives

The Board and the Compensation Committee believe that compensation for executive officers should reward executives for their contributions with a substantial portion of the compensation being “at risk” and tied to corporate performance. Individual performance and key contributions to the success of our business are also substantially weighted in compensation packages.

Our executive compensation program seeks to:

•	appropriately reward executives for their contributions to the Company and allow them to share in the Company’s success

•	allow the Company to attract and retain talented executives for our business

•	align executive compensation with the achievement of our short- and long-term corporate goals and with the long-term interests of our shareholders

•	not promote excessive risk taking

The Compensation Committee oversees our compensation programs, including our annual short-term and equity-based long term stock compensation program, and in doing so, reviews each annually to see that they do not encourage excessive risk taking. We believe that our compensation practices, which link a substantial portion of executive pay to the Company’s long-term performance and include claw-back provisions to recoup compensation paid to those determined to have acted inappropriately, mitigate excessive risk taking. We also have a policy prohibiting employees from engaging in speculative transactions involving our common shares, including prohibitions on short term trading in Company shares and hedging or pledging transactions.

2020 and 2021 Compensation Program Changes

In October 2020, the Compensation Committee and the Board made substantial changes to our executive compensation program to better align short and long-term compensation with the performance of our Company and increasing shareholder value:

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Short Term Incentive Program (STIP). Previously, the annual STIP for our executive officers and other employees (including our senior executives) was based on a weighting of 30% of individual performance and 70% company performance relative to budgeted metrics. To align our compensation closer to Company performance and to reward executive officers for their contributions, starting in calendar year 2021 the STIP for our executive officers was changed so STIP payments for executive officers will only occur if company performance is at least 80% or more of budgeted performance (previously the minimum threshold was 50%) and STIP award targets as a percentage of base salary were increased for executive officers to bring compensation closer to market levels.

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Long-Term Incentive Program (LTIP). Our LTIP program has historically consisted of 50% share options and 50% restricted share grants, each of which vested 25% annually over four years. Additionally, we historically granted a reasonably consistent number of shares year to year regardless of changes in the share price of the Company common shares. For grants made in October 2020, the Compensation Committee made substantial changes to our LTIP program in order to target granting awards with consistent annual initial dollar values based on an employee’s position and salary grade. Further for Company vice presidents and above, the Compensation Committee determined that 75% of the annual award value would be in the form of performance-based restricted shares and 25% in the form of time vested restricted shares. The performance-based restricted shares will have a cliff vesting three years after grant and the vesting percentage will be solely based on the relative performance of the Company’s common shares compared to the Total Shareholder Return (rTSR) of the Russell 2000 index as measured over the vesting period. The changes to the LTIP program make 75% of executive officers’ share based compensation subject to the Company’s share price performance relative to a market index and align executive compensation to shareholder returns.

The Compensation Committee and the Board believe that these changes better align our executive compensation with the interests of our shareholders. Further information on the historic and revised STIP and LTIP programs is set forth below.

Compensation Determination

The compensation programs for our executive officers are designed to offer compensation that is competitive with compensation offered by our competitors and other similar companies in the finance and equipment leasing industries.

Our Compensation Committee is comprised of four independent directors: Hyman Schwiel (Chair), Dudley Cottingham, John Maccarone and David Nurek. In accordance with its charter, the Compensation Committee is responsible for establishing and overseeing our compensation and benefit philosophies, plans and practices, including the compensation for our executive officers.

The Compensation Committee determines and approves the compensation of, and annually evaluates the performance of, the Chief Executive Officer, the Chief Financial Officer (both of whom are our senior executives) and the other executive officers in light of the goals and objectives of the Company’s executive compensation plans. The Compensation Committee has the authority under its charter to retain compensation consultants to assist it in setting executive compensation and it has historically used Willis Towers Watson and other independent consulting firms to conduct benchmarking and compensation analysis information.

The Compensation Committee consistently has sought to provide compensation packages to our executive officers that are competitive and market-based. Compensation determinations are based on executive and Company performance relative to goals and targets, historic compensation levels and market data on comparable company compensation and performance. In general, the overall compensation for our executive officers is comprised of a mix of base salary, STIP and LTIP. Executive officers like all employees are entitled to participate in our defined contribution 401(k) plan where the Company matches employee contributions to a specified maximum. Executive officers participate in our employee benefit programs, such as health insurance, on the same basis and at the same cost as other employees.

The Compensation Committee, with analytical assistance from Willis Towers Watson, uses peer company data to facilitate its review of the total compensation of our executive officers and to understand market competitive compensation. The Compensation Committee focuses on ensuring that the elements of our executive compensation program are consistent with peer and industry trends. The Compensation Committee does not target compensation to any specific percentile or range compared to peer data for any specific element of compensation or total compensation. Mr. Ghesquiere provides input and recommendations to the Compensation Committee on the compensation of executive officers other than himself. No other executive officer participates in the determination of executive officer compensation.

Base Salary

The Compensation Committee reviews executive officer base salaries annually in an effort to ensure that they are competitive with market levels, appropriate for the job function, responsibility and skills and qualifications of the executive. Cost of living, or inflation adjustments, are also typically made annually to base salaries from the salary in the prior year. The Compensation Committee may also consider the base salaries paid to similarly-positioned executives by peer organizations, individual performance of each of our executive officers and overall Company performance.

Short Term Incentive Program (STIP)

The Compensation Committee believes that our STIP, which provides an annual cash bonus to all employees, including our executive officers, based on performance relative to Company and individual achievement goals provides executives’ incentives to increase shareholder value and helps ensure that we attract and retain talented personnel. The Compensation Committee and the Board review and set objective performance criteria when determining the yearly STIP program.

For calendar year 2020 and prior years, the annual STIP for our executive officers and other employees (excluding our senior executives) was based on a weighting of 30% of individual performance and 70% Company performance relative to budgeted metrics. The company performance targets for 2020 and prior years generally have been Company net income and Company return on equity (ROE). The targeted amounts are determined in an annual Company budget that is subject to Board approval and typically set in the fourth quarter of the year prior to the STIP year. In 2020, 70% of the Company performance target was the net income target and 30% was the ROE target. STIP payments are subject to a multiplier, with a payout of 200% possible with performance at 120% of target. The performance threshold for a STIP payment was at least 50% of targeted performance. STIP awards earned by our executive officers are subject to our claw-back policy in the event an award payment was impacted by financial impropriety of the grantee.

To align our compensation closer to Company performance and to reward executive officers for their contributions, starting in calendar year 2021 the STIP for our executive officers was changed so STIP payments for executive officers will only occur if Company performance is at least 80% of targeted performance (previously the minimum threshold was 50%) and STIP award targets as a percentage of base salary were increased for executive officers to bring compensation closer to market levels.

In 2020, all STIP participants, including our executive officers received 86.5% of their target incentive award that applied to calendar year 2019 performance with the incentive award paid in early 2020. The 2020 STIP achievement was 200% of the target and is attributable to the Company significantly exceeding the net income and ROE budget targets for 2020. The 2020 STIP payout occurred in March 2021 and will be included in the total compensation amount detailed for senior executives for 2021.

Long-Term Incentive Program (LTIP)

Our LTIP is a share-based program that provides variable “at risk” compensation in the form of equity awards to executive officers to align their compensation with the growth in long-term value for our shareholders, to motivate executive officers in achieving long-range goals and for long term retention. The Compensation Committee administers our 2019 Share Incentive Plan and determines the individuals eligible to receive awards, the types of awards, the number of common shares subject to the awards, the value and timing of awards, and the other terms, conditions, performance criteria and restrictions on the awards. LTIP awards earned by our executive officers are subject to our claw-back policy in the event an award payment was impacted by financial impropriety of the grantee.

For grants made in 2019 and prior years, the LTIP program consisted of 50% share options and 50% restricted share grants, each of which vested 25% annually over four years. Additionally, we historically granted a reasonably consistent total number of shares year to year regardless of changes in the share price of the Company common shares. For grants made in October 2020, the Compensation Committee made substantial changes to our LTIP program in order to target granting awards with consistent annual initial dollar values based on an employee’s position and salary grade. Further for Company vice presidents and above, the Compensation Committee determined that 75% of the annual award value would be in the form of performance-based restricted shares and 25% in the form of restricted share units that vest one third per year over three years. The performance-based restricted shares will have a cliff vesting three years after grant and the vesting percentage will be solely based on the relative performance of the total shareholder return on the Company’s common shares compared to the Total Shareholder Return (rTSR) of the Russell 2000 index as measured over the vesting period. If the Company’s rTSR is in the 50th percentile of the Russell index, 100% of the grant shall vest. If Company rTSR is at the 25th percentile of the Russell index, 50% of the grant shall vest and if performance is at the 75th or greater percentile of the Russell index, 200% of the grant shall vest. None of the performance based restricted shares shall vest if performance is below the 25th percentile of the Russell index.

The changes to the LTIP program make 75% of executive officers’ share based compensation subject to the Company’s share price performance relative to a market index and align executive compensation to shareholder returns so executive officers will not disproportionately benefit if the Company does not outperform the market index.

Total Executive Compensation for 2020

The aggregate direct compensation we paid to our two senior executives (CEO and CFO) as a group for the year ended December 31, 2020 was approximately $2,301,000, which included approximately $316,000 in STIP bonuses paid in 2020 (representing STIP earned for calendar year 2019 but paid in early 2020), approximately $772,000 in restricted stock awards that vested in 2020 from grants made in prior years, and approximately $70,000 funds set aside or accrued to provide for health and life insurance, retirement, or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, which amounted to approximately $11,000. We did not pay our senior executives who also serve as directors any separate compensation for their directorship during 2020, other than reimbursements for travel expenses.

The direct compensation paid to our two senior executives composed of the following in 2020:

Name and Principal Position	Salary Paid in 2020 ($)	STIP Paid in 2020 ($)	Value of Restricted Share Units that Vested in 2020 ($) (1) (2)	All Other Compensation in 2020 ($) (3)	Total Compensation in 2020 ($)
Olivier Ghesquiere	653,919	260,219	557,901	35,247	1,507,286
President and Chief Executive Officer
Michael K. Chan	402,759	141,937	213,879	35,247	793,822
Executive Vice President and Chief Financial Officer

(1)

The time-based restricted share award values shown in this column represent the value realized on vesting. The value realized for restricted share units is based on the closing price of our common stock on the vesting date.

(2)

The amounts shown in this column exclude the aggregate value of the stock options that vested in 2020 for approximately $558,000 and $214,000 to Mr. Ghesquiere and Mr. Chan, respectively, which is based on the closing price of our common stock on the vesting date. For stock option awards, the value realized is the difference between the closing price of our common stock on the date of exercise and the exercise price. There were no stock options exercised by the named executive officers during 2020.

(3)

These amounts include a Company paid match of 401(k) contributions of $7,500, health insurance costs paid by the Company and life insurance premiums paid by the Company. These benefits are available to all US based Company employees on similar terms.

During 2020, our executive officers as a group were granted 94,844 performance-based restricted share units and 28,956 time-based restricted share units through our 2019 Share Incentive Plan. As noted above under the discussion of our LTIP program, 75% of the awards granted in 2020 were performance-based restricted share units and 25% of the awards were time-based restricted share units. Our executive officers received the following LTIP awards in 2020:

Named Executive Officer	Number of performance-based restricted share units (2)	Number of time-based restricted share units (2)	Total value of restricted share units granted in 2020 ($) (1)
Olivier Ghesquiere	72,957	22,274	1,336,091
Michael K. Chan	21,887	6,682	400,823

(1)

The total value of the 2020 LTIP awards assumes 100% vesting for the performance-based restricted share units and 100% vesting of the time-based restricted share units and values the awards using the $14.03 closing price of our common shares on October 1, 2020, the grant date of the 2020 LTIP awards.

(2)

The aggregate grant date fair value for performance-based restricted share units and time-based restricted shares units calculated in accordance with FASB ASC 718 “Share-Based Compensation” amounted to approximately $2,092,000 and $406,000, respectively. As of March 31, 2021, the estimated target payout for the performance-based restricted share units is at maximum performance level of 200%.

Director Compensation

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2020 was approximately $986,000, which included approximately $469,000 in restricted stock awards that vested in 2020 from grants made in prior year. Each director who is not an officer is entitled to a base annual cash retainer of $52,500 plus a restricted stock grant valued at $80,000 on the date of grant. This grant vests in full one year after grant. During 2020, our non-executive directors as a group were granted 64,568 time-based restricted share units through our 2019 Share Incentive Plan.

Additionally, members of our Audit Committee receive $10,000 annually, members of the Compensation Committee receive $7,500 annually, members of the Governance and Nominating Committee receive $5,000 annually and members of our Operations Committee receive $7,500 annually. The head of the Audit Committee receives $36,000 annually, the head of the Compensation Committee receives $15,000 annually and the head of the Governance and Nominating Committee receives $10,000 annually. The Chairman of the Board receives an annual $15,000 fee. Directors were also reimbursed for expenses incurred to attend board or committee meetings which amounted to approximately $34,000 during 2020.

Total Non-Executive Director Compensation in 2020

Directors	Fees Paid in Cash ($)	Total value of restricted share units granted in 2020 ($)	Total ($)
Hyman Shwiel	133,500	80,000	213,500
Dudley R. Cottingham	87,500	80,000	167,500
David M. Nurek	70,000	80,000	150,000
John A. Maccarone	65,000	80,000	145,000
Robert D. Pedersen	60,000	80,000	140,000
Hennie Van der Merwe	57,500	80,000	137,500
Grace Tang	28,750	80,000	108,750

Vote Required

Approval of the election of each of Messrs. Olivier Ghesquiere and James Earl and Ms. Cynthia Hostetler as a Class II director requires the affirmative vote of a majority of the votes cast at the 2021 Annual Meeting.

The Board of Directors unanimously recommends a vote in favor of each of the Class II director nominees. The Board notes that each nominee is either a tenured member of the Board of Directors and has significant experience in the container leasing industry or is a highly regarded executive with significant business and finance experience and an experienced member of the board of directors of several NYSE listed companies.

Our Board of Directors unanimously recommends a vote FOR the approval of the election of each of Messrs. Olivier Ghesquiere and James Earl and Ms. Cynthia Hostetler as a Class II director as set forth in Proposal One.

PROPOSAL TWO

APPROVAL OF OUR ANNUAL AUDITED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

At the 2021 Annual Meeting, Shareholders will be asked to approve the Company’s annual audited financial statements for the fiscal year ended December 31, 2020, a copy of which is included in the enclosed 2020 Annual Report to Shareholders and will be laid before the Shareholders at the 2021 Annual Meeting. Proposal Two calls for a vote FOR the approval of the Company’s annual audited financial statements for the fiscal year ended December 31, 2020.

Vote Required

Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the 2021 Annual Meeting.

Our Board of Directors unanimously recommends a vote FOR the approval of the Company’s annual audited financial statements for the fiscal year ended December 31, 2020 as set forth in Proposal Two.

PROPOSAL THREE

APPROVAL OF THE RE-APPOINTMENT OF KPMG LLP TO ACT AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2021 AND THE AUTHORIZATION FOR OUR BOARD OF DIRECTORS, ACTING THROUGH OUR AUDIT COMMITTEE, TO FIX THE REMUNERATION OF OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2021

At the 2021 Annual Meeting, Shareholders will be asked to approve the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2021 and the authorization for the Board of Directors, acting through our Audit Committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2021.

Independent Auditors Fees and Services

Our Audit Committee pre-approves all services provided by KPMG LLP. All of the services and fees described below were reviewed and pre-approved by our Audit Committee. Our Audit Committee has delegated to the chairman of the Audit Committee certain limited authority to grant pre-approvals. These decisions to pre-approve a service must be presented to the full Audit Committee at its next scheduled meeting.

The following is a summary of the fees billed to us by KPMG LLP for professional services rendered for the fiscal years ended December 31, 2020 and 2019:

Fee Category	2020 Fees	2019 Fees
Audit Fees	$1,888,000	$1,792,000
Audit-Related Fees	235,000	30,000
Tax Fees	8,000	6,000

Total Fees	$2,131,000	$1,828,000

Audit Fees—Consists of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by our principal accountants in connection with statutory and regulatory filings or engagements.

Audit-Related Fees—Consists of fees for attestation related services other than those described above as Audit Fees. Fees for both 2020 and 2019 were relate to the performance of agreed upon procedures on certain specific lender requirements.

Tax Fees—Consists of fees billed for professional services for tax compliance, tax advice and tax planning.

Vote Required

Adoption of Proposal Three requires the affirmative vote of a majority of the votes cast at the 2021 Annual Meeting.

Our Board of Directors unanimously recommends a vote FOR the approval of the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2021 and the authorization for our Board of Directors, acting through our Audit Committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2021 as set forth in Proposal Three.

OTHER MATTERS

Our Board of Directors is currently unaware of any other matters to come before the 2021 Annual Meeting other than as set forth in the accompanying Notice of 2021 Annual General Meeting of Shareholders and as more specifically described in this Proxy Statement. Each Common Share represented by a properly executed proxy which is returned and not revoked will be voted in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2021 Annual Meeting.

text vote C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000004 ENDORSEMENT_LINE SACKPACK MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 Your vote matters – here’s how to vote! You may vote online or by phone instead of mailing this card. Votes submitted electronically must be received by May 26, 2021 at 01:00 A.M., local time. Online Go to www.investorvote.com/TGH or scan the QR code — login details are located in the shaded bar below. Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/TGH Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X Annual General Meeting Proxy Card 1234 5678 9012 345 IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2 and 3. 1. Proposal to approve the election of the persons listed below, nominated by the current Board of Directors, as Class II directors of the Company: + For Against Abstain For Against Abstain For Against Abstain 01 - Olivier Ghesquiere 02 - James Earl 03 - Cynthia Hostetler 2. Proposal to approve the Company’s annual audited financial statements for the fiscal year ended December 31, 2020 For Against Abstain 3. Proposal to approve the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2021 and the authorization for the Board of Directors, acting through the Audit Committee to fix the remuneration of the independent auditors for the fiscal year ending December 31, 2021 For Against Abstain B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Please sign exactly as name appears on your share certificate(s). When shares are held by joint tenants, all should sign. When signing as an attorney, executor, administrator, trustee or guardian, please indicate in what capacity. If signing for a corporation, please provide the full corporate name as well as signature(s) and title(s) of its authorized officer(s). If signing for a partnership, please provide the full partnership name as well as signature(s) of its authorized partner(s). The signer hereby revokes all proxies heretofore given by the signer to vote at said meeting or any adjournment thereof. In his discretion, the Proxy is authorized to vote upon such other matters as may properly come before the meeting. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. C 1234567890 J N T 1UPX 503628 MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/TGH IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proxy – TEXTAINER GROUP HOLDINGS LIMITED + 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD MAY 26, 2021 THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS This Proxy Card is solicited on behalf of the Board of Directors of Textainer Group Holdings Limited, a Bermuda company (the “Company”), for use only at the Company’s 2021 Annual General Meeting of Shareholders to be held on May 26, 2021 to be held at 16 Par-La-Ville Road, Hamilton HM 08, Bermuda, at 1:00 p.m. (local time) and at any postponement or adjournment(s) thereof (the “2021 Annual Meeting”). The undersigned, being a shareholder of the Company, hereby appoints Olivier Ghesquiere, President and Chief Executive Officer of the Company, as proxy of the undersigned (the “Proxy”), with full powers of substitution, to vote on the undersigned’s behalf, all common shares, $0.01 par value per share of the Company, of the undersigned at the 2021 Annual Meeting, as designated on the reverse side of this Proxy Card. This Proxy Card (when properly executed, returned and not revoked) will be voted in accordance with the instructions, if any, given thereon. If no instructions are provided in this Proxy Card (when properly executed, returned and not revoked) it will be voted FOR each nominee identified below to be elected to the Board of Directors (Proposal One), FOR each of Proposals Two and Three and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2021 Annual Meeting. The Board of Directors unanimously recommends a vote FOR each nominee identified below to be elected to the Board of Directors (Proposal One) and FOR each of Proposals Two and Three. CONTINUED AND TO BE SIGNED ON REVERSE SIDE SEE REVERSE SIDE C Non-Voting Items Change of Address – Please print new address below.